NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual general meeting (the "Meeting") of the shareholders of HIVE BLOCKCHAIN TECHNOLOGIES LTD. (the "Corporation"), will be held at 700 West Georgia Street, 25th Floor, Vancouver, British Columbia V7Y 1B3, on Tuesday, December 22, 2020 at 11:00 a.m. for the following purposes:

1. To receive and consider the audited financial statements of the Corporation for the fiscal year ended March 31, 2020, together with the auditor's report thereon.

2. To re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3. To set the number of directors for the ensuing year at five (5).

4. To elect directors for the ensuing year.

5. To re-approve the Corporation's stock option plan.

6. To re-approve the Corporation's restricted share unit plan.

7. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

An information circular, containing details of matters to be considered at the Meeting, accompanies this notice.

The Corporation intends to hold the Meeting in person. However, in light of the ongoing public health concerns related to COVID-19 and in order to comply with physical distancing measures imposed by the federal, provincial and municipal governments and to mitigate risk to the health and safety of our communities, shareholders and employees, the Corporation requests that shareholders NOT attend the Meeting in person. The Corporation encourages shareholders to instead vote their shares in advance of the Meeting via mail, facsimile or online. If any shareholder does wish to attend the Meeting in person, please contact the Corporation’s Chief Financial Officer at (604) 664-1078 or info@hiveblockchain.com in order for arrangements to be made that comply with all recommendations, regulations and orders related to the COVID-19 pandemic. The Meeting can accommodate no more than ten people and attendance will be on a first come, first served basis. No shareholder who is experiencing any symptoms of COVID-19, including fever, cough or difficulty breathing will be permitted to attend the Meeting in person. The Corporation may take additional precautionary measures in relation to the Meeting as necessary or advisable in response to further developments related to the COVID-19 pandemic and shall comply with all applicable recommendations, regulations and orders related thereto. In the event it is not possible or advisable to hold the Meeting in person, the Corporation will announce alternative arrangements for the Meeting as promptly as practicable, which may include holding the Meeting entirely by electronic means, telephone or other communication facilities.

Shareholders are encouraged to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the information circular. As set out in the notes, the enclosed form of proxy is solicited by management, but, you may amend it to appoint another person (who need not be a shareholder) to attend and act for you at the meeting other than the persons named in the form of proxy if you so desire by inserting in the blank space provided in the form of proxy the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of November, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Frank Holmes"

Frank Holmes

Interim CEO and Interim Executive Chairman